December 9, 2009


Michael F. Johnson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

RE:      Alanco Technologies, Inc.
         Preliminary Proxy Statement on Schedule 14A
         Filed on December 1, 2009
         File # 000-09347

Dear Mr. Johnson:

Alanco received your comment letter, dated December 8, 2009, pertaining to a review by the SEC of our Preliminary Proxy Statement on Schedule 14A filed on December 1, 2009. We have filed a marked copy of our Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A.

Presented below are the SEC comments specified in the December 8, 2009 letter and, in bold italics, the Company's response or proposal to resolve the deficiencies noted:

Preliminary Proxy Statement on Schedule 14A

Proposal No. 2, page 14

1. We noted your statement that the proposal will be implemented only if necessary and prudent. Revise your disclosure to state what factors the board will consider in making a determination that implementation is necessary and prudent. In addition, please clarify the period of time that the authorization to implement the proposal will last. If there is not an immediate plan to implement the proposal, discuss the termination date for the authorization.

2. Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of Class A Common Stock. If you do not, please disclose under proposal two that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

     Per your comments, we have revised the description under "Possible Requirement for Additional Share Issuance Financing" section to include the following:

     However, in the event that divesture of these businesses, particularly the larger Alanco/TSI PRISM Subsidiary, is delayed, the Company may deem it "reasonable and prudent" to obtain additional financing to meet working capital needs. The Company's board of directors will consider a number of factors in determining if the sale of additional common shares will be "reasonable and prudent" including (i) the Company's cash position, (ii) the cash realized, or projected to be realized, from the anticipated transactions discussed above, and (iii) the Company's projected operating results and its effect on working capital. The Company, therefore, requests approval of this standby authorization to offer the additional 7.5 million shares as proposed. The Company has no specific plans, proposals or arrangements to issue any of the newly available authorized shares of Class A Common Stock currently at this time. This authority shall terminate within 360 days of shareholder approval.


As requested, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact John Carlson directly at
(480) 505-4869.

Sincerely,



Robert R. Kauffman
Chairman and CEO